Mail Stop 3010

October 23, 2009

Mr. Steven R. Fife
Chief Financial Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

> **Re:**   **LECG Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 0-50464**

Dear Mr. Fife:

We have read your supplemental response letter dated September 30, 2009 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period ended June 30, 2009

Note 5. Goodwill and payable for business acquisitions, page 7

1.   We note your response dated September 30, 2009 to our prior comment 1. You state that as of June 30, 2009 there were no indicators of impairment as described in paragraph 28 of SFAS No. 142, and that this conclusion was in part related to the fact that your operating results for the first six months of 2009 were not significantly different than your revised outlook. We note that based on your revised outlook and your consideration of quantitative and qualitative factors, you concluded that your entire goodwill asset, including the small residual amount in the FAS reporting unit, was impaired as of December 31, 2008. Please tell us how you determined that the indicators of impairment at December 31, 2008 did not also exist as of June 30, 2009, particularly since the $1.8 million payment in May 2009 was not a new asset purchase but rather an additional payment related

to assets you held at December 31, 2008 with related goodwill that was fully impaired at that date. In this regard, we also note that FAS revenues and gross profit decreased 23% and 53%, respectively, in the six months ended June 30, 2009 over the corresponding prior year period, and decreased 15% and 35%, respectively, in the six months ended June 30, 2009 over the preceding six month period.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant